

VIA FACSIMILE AND U.S. MAIL

January 16, 2008

Andrew A. Campbell
Senior Vice President and Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

      RE: Pactiv Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
              June 30, 2007 and September 30, 2007
              File No. 1-15157

Dear Mr. Campbell:

      We have reviewed your letter dated December 04, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</p>

General

1. In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- You are responsible for the adequacy and accuracy of the disclosure in your filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- You may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief